Exhibit 99.1

A2Z Smart Technologies Closes Previously Announced Private Placement in the Amount of US$2,604,000

TEL AVIV, ISRAEL / ACCESSWIRE / March 21, 2023 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ)(NASDAQ:AZ), today announced that, further to its press release of March 13, 2023, it has closed the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95),for gross proceeds of US$2,604,000. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which, when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares.

In connection with the Offering the Company paid an aggregate finder’s fees of USD $208,320 to certain arms-length finders and issued them 142,685 warrants (the “Finder Warrants”). Each Finder Warrant will be exercisable into an additional common share upon payment of CAD$2.35 (US$1.75) per Warrant.

The intended principal uses of proceeds of the Offering are the continued development and expansion of existing business and for working capital purposes.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

SOURCE: A2Z Smart Technologies Corp.